UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 29)

ATLAS CORP.

(Name of Issuer)

Common shares, $.01 par value per share

(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	Kyle Roy Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kevin Lee Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Washington Investments, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59308 (406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

August 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is Washington Investments, LLC, whose sole member is The Roy Dennis Washington Trust (the “Dennis Washington Trust”), may be deemed to be beneficially owned by Washington Investments, LLC. Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, Washington Investments, LLC, and a director of the Issuer, has voting and investment power with respect to the Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the Common Shares beneficially owned by Deep Water, Washington Investments, LLC, the Dennis Washington Trust and Dennis R. Washington.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Washington Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Roy Dennis Washington Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Dennis Washington Trust may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person IN

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by Deep Water Holdings, LLC, whose sole member is Washington Investments, LLC, whose sole member is the Dennis Washington Trust, may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kyle Roy Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,390,233 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,390,233 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,390,233 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. The Kyle Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,795,034 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,795,034 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,034 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kevin Lee Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,821,971 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,821,971 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,971 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%**
14.	Type of Reporting Person OO

*

As the trustee of The Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust. The Kevin Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,007,238 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,007,238 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,007,238 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%**
14.	Type of Reporting Person CO

*

In its capacity as trustee of the Kyle Washington 2014 Trust, Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. In its capacity as trustee of the Kyle Washington 2005 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of the Kevin Washington 2014 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

EXPLANATORY STATEMENT

This Amendment No. 29 to Schedule 13D (“Amendment No. 29”) relates to Common Shares, par value $0.01 per share (the “Common Shares”) of Atlas Corp., a corporation organized and existing under the Republic of the Marshall Islands (“Atlas” or the “Issuer”), formerly, Seaspan Corporation. This Amendment No. 29 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), Washington Investments, LLC, The Roy Dennis Washington Trust (the “Dennis Washington Trust”), Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), the Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), and Copper Lion, Inc.

This Amendment No. 29 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, February 7, 2014, November 12, 2014, January 13, 2015, February 22, 2016, May 19, 2016, May 27, 2016, April 10, 2017, August 10, 2017, March 20, 2018, August 23, 2021 and September 22, 2021 (the “Schedule 13D”).

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 29, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

On August 4, 2022, Poseidon Acquisition Corp., an Marshall Islands entity (“Bidco”) formed by David L. Sokol (“DS”), Chairman of the Board of Directors of Atlas, together with Deep Water, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Trust, and The Kevin Lee Washington 2014 Trust (collectively with Deep Water, “Washington Family Holdings”), certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express Pte. (“ONE”) and certain of their respective affiliates (the “Consortium”), delivered a non-binding proposal (the “Proposal”) to the Board of Directors of Atlas (the “Board”) in respect of a potential offer by the Consortium to acquire all of the outstanding Common Shares of Atlas not presently owned by the Reporting Persons, Fairfax, DS and certain executive management at a price per Common Share equal to $14.45 (the “Proposed Transaction”). The Consortium also issued a press release publicly disclosing the Proposal. The Consortium has not proposed any specific structure for the Proposed Transaction nor has it received any feedback from Atlas.

The Proposal is non-binding in nature and does not obligate in any way the Consortium, the members thereof, or Atlas to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. The Proposal states that the members of the Consortium are only interested in acquiring the outstanding Common Shares that they do not already own, and are not interested in selling their Common Shares to another party. In addition, the Consortium has stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee of independent directors of Atlas, authorized and empowered to retain its own independent legal and financial advisors and (y) approval of the holders of a majority of the Common Shares not held by members of the Consortium or their affiliates. As the Reporting Persons, DS, and Fairfax hold on an aggregated basis own or control approximately 68% of the Common Shares on a fully-diluted basis, the Proposal would not result in a change of control of Atlas.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed herewith as Exhibit 99.1 and incorporated herein by reference. The press release issued by the Consortium publicly disclosing the Proposal is filed herewith as Exhibit 99.2.

The disclosure in Item 6 regarding the Joint Bidding Agreement (as defined below) and Equity Commitment Letters (as defined below) is incorporated by reference herein.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of Atlas’s securities.

The Reporting Persons intend to review their investment in Atlas on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Joint Bidding Agreement, Atlas’s financial position and strategic direction, actions taken by the Board, price levels of Atlas’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in Atlas as they deem appropriate. These actions may include, subject to limitations imposed by the Joint Bidding Agreement: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of Atlas (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 6.

On August 4, 2022, the members of the Consortium entered into a Joint Bidding Agreement (the “Joint Bidding Agreement”), which sets out the terms upon which the parties thereto would make the Proposal. A copy of the Joint Bidding Agreement is filed herewith as Exhibit 99.3 and is incorporated by reference into this Item 6. The Joint Bidding Agreement specifies, among other things, that members of the Consortium will cooperate in good faith and work exclusively regarding the Proposed Transaction and provides, under certain circumstances, for certain parties to reimburse the other parties for their expenses. The Joint Bidding Agreement further contemplates (i) the equity commitment referenced below, (ii) the rollover of the Common Shares currently owned by each of the Reporting Persons, Fairfax and DS into Bidco in connection with the Proposed Transaction, and (iii) partial participation in the equity financing by each of Deep Water and DS. This summary of the Joint Bidding Agreement above is qualified in its entirety by reference to the Joint Bidding Agreement filed herewith as Exhibit 99.3, which is incorporated by reference into this Item 6.

In addition, also on August 4, 2022, each of ONE, Deep Water, and DS, entered into equity commitment letters with Bidco (the “Equity Commitment Letters”) pursuant to which each such party has agreed to provide, or cause to be provided, equity financing to Bidco in connection with the Proposed Transaction in an amount sufficient to fund the Proposal. The summary of the Equity Commitment Letters above is qualified in its entirety by reference to the Equity Commitment Letters filed as Exhibits 99.4, 99.5 and 99.6 hereto, which are incorporated by reference into this Item 6.

Other than as set forth above in Item 4 or Item 6 of this Schedule 13D and with respect to the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Consortium, with respect to any securities of Atlas, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Materials to be Filed as Exhibits

Ex. 10.1	Joint Filing Agreement, between Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc. dated August 23, 2021 and incorporated by reference to Amendment No. 27 to this Schedule 13D dated August 23, 2021.

Ex. 99.1:	Proposal dated August 4, 2022

Ex. 99.2:	Press Release dated August 4, 2022

Ex. 99.3:	Joint Bidding agreement dated August 4, 2022

Ex. 99.4:	Equity Commitment Letter of David L. Sokol, dated August 4, 2022

Ex. 99.5:	Equity Commitment Letter of Deep Water Holdings, LLC, dated August 4, 2022

Ex. 99.6:	Equity Commitment Letter of Ocean Network Express Pte., dated August 4, 2022

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: August 4, 2022	WASHINGTON INVESTMENTS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: August 4, 2022	THE ROY DENNIS WASHINGTON TRUST (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: August 4, 2022	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: August 4, 2022	THE KYLE ROY WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: August 4, 2022	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: August 4, 2022	THE KEVIN LEE WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: August 4, 2022	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

(1)

This amendment is being filed jointly by Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc., pursuant to the Joint Filing Agreement dated August 23, 2021 and incorporated by reference to Amendment No. 27 to this Schedule 13D dated August 23, 2021.